

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2013

Via E-mail
Mr. Thomas J. McDonald
Chief Financial Officer
SSI Investments II Limited
107 Northeastern Boulevard
Nashua, NH 03062

> **Re:  SSI Investments II Limited**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed April 30, 2012**
> **File No. 333-169857**

Dear Mr. McDonald:

We have reviewed your letter dated January 29, 2013 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 17, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1.      We note your response to prior comment 2 and it is unclear to us why you believe that the current discussion based on "Combined" results is appropriate and that providing a supplemental discussion of pro forma financial information would not be more meaningful. Although we understand that pro forma information prepared under Article 11 is not required, it is inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11. We would also note that labeling the "Combined" presentation as "non-GAAP" is also not appropriate as we believe that a non-GAAP income statement conveys undue prominence to a statement based on non-GAAP information. Please see Question

102.10 of our Compliance and Disclosure Interpretations available at
http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.  Please confirm that you
will remove this presentation in your Form 10-K for the fiscal year ended January 31,
2013.  Also, please tell us your consideration of including a discussion based on pro
forma information in the 2013 10-K.  Please also confirm that you will include a
discussion based on historical results as this discussion is required by Item 303 of
Regulation S-K.  In this regard, we note that any supplemental discussions should not be
presented with greater prominence to the discussion of historical results required by Item
303 of Regulation S-K.

Consolidated Financial Statements

(8) Shareholders' Equity

(b) Share-Based Compensation, page F-24

2.      We note your response to prior comment 2 and have the following additional questions
        regarding your service based vesting options:

- Please tell us whether these service based vesting options, as disclosed on page 6 of
  your Form 10-Q for the quarter ended October 31, 2012, are subject to only service
  based vesting conditions.  In this regard, it would appear based on your disclosures in
  the Form 10-Q that these options are vested once the services are rendered and
  contain no other vesting conditions.
- Please clarify when the company has the right to repurchase the shares.  Your
  response to prior comment 2 indicates that the repurchase rights may be exercised "up
  to six months following the date of the termination and expires on the earlier of a
  change in control or completion of an initial public offering."  In this regard, it is
  unclear to us what you mean by "a period of up to six months."
- Please clarify which circumstances result in the repurchase occurring at the lower of
  the original exercise price paid or the fair value and those that are repurchased at fair
  value.  As part of your response please explain to us what the "other circumstances"
  would include.
- Please tell us why your accounting discussion in paragraph 3 of your response is
  limited to circumstances where the resignation is without good reason.  In this regard,
  please tell us whether this accounting applies just to these circumstances or to all
  options with repurchase rights.  If the accounting described in paragraph 3 is limited
  to resignation without good reason please explain your accounting for all other
  circumstances.
- Please provide us with a copy of the applicable stock option agreement.
  Alternatively, please tell us where such agreement has already been filed. If the stock
  option agreement has not been previously filed please tell us why.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief